SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Interim payment of interest on own capital

(Rio de Janeiro, March 26, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces to shareholders that it will be making, on March 31, 2008, the second parcel of interest on own capital to shareholders of common (ON) and preferred (PN) shares outstanding on October 5, 2007, in accordance to Notice to Shareholders issued on September 21, 2007, as follows:

Value in Reais
Per share ON and PN

Interest on own capital	0,5000
Restatement at the SELIC Rate	0,0130

Total Gross Value	0,5130

This interest on own capital (R$ 0,50) will be subject to 15% withholding tax while the value of R$ 0,0130, corresponding to the variation in the SELIC rate between December 31, 2007 and March 31, 2008 will be subject to 22,5% withholding tax. The above-mentioned Withholding Tax is not applicable to tax immune or exempt shareholders.

This parcel of interest on own capital will be offset against the total remuneration payable for the fiscal year 2007.

1. INSTRUCTIONS FOR CREDITING

Banco do Brasil S.A., as the depository institution for the book entry shares, will effect payment.

The shareholders with current accounts held with Banco do Brasil S.A., or with other banks duly advised by shareholders, will automatically be credited amounts due on the payment date.

In the case of those shareholders where registration information does not contain details of “Bank/Branch/Current Account”, payment will be credited upon the updating information in Banco do Brasil S.A.’s electronic files through those branches authorized to provide shareholder services.

This parcel of interest on own capital, corresponding to the shares held in deposit by the Stock Exchanges’ Fungible Custody Service, will be credited to the respective Stock Exchanges through member BROKERAGE HOUSES responsible for paying the respective shareholders.

Shareholders with bearer shares should personally contact one of Banco Brasil S.A.’s branches presenting Brazilian tax register number (CPF), identity documents, residence voucher, together with share certificates and respective coupons allowing the latter to be converted into book entry form for subsequent payment. Also, in this opportunity, bank account information could be updated for credit of due remuneration.

For the American Depositary Receipts (ADRs) negotiated in the Stock exchange of New York - NYSE Payment in connection with the American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be made through JPMorgan Chase Bank, N.A., depositary bank for the ADRs. Information concerning date of payment and any other additional information may be obtained at www.adr.com .

2. SHAREHOLDER SERVICES

More detailed information may be obtained by calling – BB call center service – 4004-0001 and 0800 7290001 (in Brazil) or any Banco do Brasil branches.

3. FINAL INFORMATION

Rights to interest on own capital unclaimed within 3 (three) years as from payment date (March 31, 2008), will lapse and revert in favor of the Company (Law 6404/76, Article 287, Subsection II, Item a).

We would remind all shareholders as to the importance of maintaining personal details current, since payments can only be effected to shareholders with either fully up-dated registration details or holding a current account at any bank and duly registered with Banco do Brasil S.A. (the Institution administering Petrobras’ Book Entry Share System). To ensure that details are fully up to date, please contact any Banco do Brasil S.A. branch with all personal documentation.

Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.